                             GREENBERG TRAURIG, LLP
                                MetLife Building
                           200 Park Avenue, 15th Floor
                            New York, New York 10166


Spencer G. Feldman
212-801-9221
e-mail: feldmans@gtlaw.com
                                                               September 8, 2005

VIA EDGAR
---------

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0306
Attention:    Mr. Blaise Rhodes
              Staff Accountant, Mail Stop 3561

         Re:      Debt Resolve, Inc.
                  Amendment No. 1 to Current Report
                  on Form 8-K/A, dated August 16, 2005
                  and originally filed August 22, 2005 (File No. 000-29525)
                  ---------------------------------------------------------

Ladies and Gentlemen:

         On behalf of Debt Resolve, Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1)(iii) of Regulation S-T, one copy of Debt Resolve's Amendment No. 1 to Current Report on Form 8-K/A, dated August 16, 2005 and originally filed on August 22, 2005 (the "Form 8-K/A"), reporting an event under Item 4.02.

         The Form 8-K/A responds to the comment received from the staff of the Commission by letter dated September 1, 2005. The staff's comment provides:

                  "Please clarify if you were advised by, or received notice from, your independent accountant that action should be taken to prevent further reliance on the previously issued financial statements. If you were so advised or provided such notice, please amend your 8-K noting the requirements of 4.02(b) and 4.02(c)."

         In accordance with Items 4.02(b) and 4.02(c) of Form 8-K, Debt Resolve has indicated in the third paragraph of the Form 8-K/A that it had been advised by Marcum & Kliegman LLP, its independent accountant, on August 16, 2005, that action should be taken to prevent further reliance on the previously issued financial statements. Additional disclosure pursuant to each such Item has been added to the Form 8-K/A. Debt Resolve has provided Marcum & Kliegman LLP, its independent registered public accounting firm, with a copy of the disclosures Debt Resolve is making in the Form 8-K/A.

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         A courtesy copy of the Form 8-K/A, marked to reflect the added disclosure, is being provided directly to Blaise Rhodes of the staff.

         We are also submitting herewith Debt Resolve's acknowledgement of the statements contained in the Commission's comment letter.

         Should any member of the Commission's staff have any questions concerning the enclosed materials or desire further information, please do not hesitate to contact Katherine A. Dering, Debt Resolve's Chief Financial Officer (tel: 914-949-5500), or me (tel: 212-801-9221).

                                                       Very truly yours,

                                                       /s/ Spencer G. Feldman
                                                       ----------------------
                                                       Spencer G. Feldman


Encls.
cc:      Mr. James D. Burchetta
         Ms. Katherine A. Dering
         Mr. Matthew Jahrsdoerfer, Marcum & Kliegman LLP